SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                                (Amendment No. 1)

                               FRESH AMERICA CORP.
--------------------------------------------------------------------------------
                                (Name Of Issuer)

                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35803R105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Jeffrey B. Rabin
                             DiMare Homestead, Inc.
                                258 NW 1st Avenue
                           Florida City, Florida 33034
                            Telephone: (305) 245-4211
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 21, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on Following Pages)
                               (Page 1 of 6 Pages)

CUSIP No. 35803R105                  13D                       Page 2 of 6 Pages

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  DiMare Homestead, Inc. 59-1204511
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

  WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEM 2(D) OR 2(E)                                           [ ]


--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Florida

--------------------------------------------------------------------------------
    NUMBER OF  7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY      342,100
    OWNED BY  ------------------------------------------------------------------
      EACH     8    SHARED VOTING POWER
    REPORTING
     PERSON         0
      WITH    ------------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    342,100
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     342,100

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%/1

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

1 Based on 5,241,051 shares of Common Stock of Fresh America outstanding as of November 15, 1999, as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission.

CUSIP No. 35803R105                  13D                       Page 3 of 6 Pages

                          AMENDMENT 1 TO SCHEDULE 13D

                  The original Statement on Schedule 13D (the "Statement"), dated March 13, 2000 of DiMare Homestead, Inc., a company organized under the laws of the State of Florida ("DiMare"), is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in such original Statement.

                  The purpose of this Amendment No. 1 to the original Statement (the "Amendment No. 1") is to disclose the increase in the percentage of the class of equity securities beneficially owned by DiMare, from 5.2% to 6.5%, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Fresh America Corp. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the original Statement, and should be read in conjunction with, and is qualified in its entirety by reference to, such original Statement.


Item 3. Source and Amount of Funds or Other Consideration.

                  The source of funds used to purchase the shares of Common Stock (the "Shares") of Fresh America was derived from the working capital of DiMare. The aggregate amount of such funds to which this Amendment No. 1 relates, including commissions, was $248,991.26, thus, increasing the total aggregate amount of funds used to purchase the Shares to $1,521,103.51.

CUSIP No. 35803R105                  13D                       Page 4 of 6 Pages


Item 5. Interest in Securities of Issuer.

                  (a) DiMare purchased an additional 67,209 Shares pursuant to open market transactions, thus, increasing the total aggregate number of Shares beneficially owned by DiMare to 342,100. Based upon 5,241,051 shares of Common Stock outstanding as of November 15, 1999 (as reported by Fresh America in its most recently available Report on Form 10-Q as filed with the Commission), such Shares represent approximately 6.5% of the outstanding Common Stock. This represents approximately a 1.3% increase from 5.2% of the outstanding Common Stock previously reported on the original Statement.

                  (c) Information with respect to purchases of the additional 67,209 Shares is set forth in Annex B, attached hereto and incorporated by reference herein, all of which were effected by DiMare.

CUSIP No. 35803R105                  13D                       Page 5 of 6 Pages


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set foth in this Statement is true, complete and correct.

                                             DIMARE HOMESTEAD, INC.
March 24, 2000

                                             By: /s/ Jeffery B. Rabin
                                             ------------------------
                                             Name:  Jeffery B. Rabin
                                             Title: Chief Financial Officer

CUSIP No. 35803R105                  13D                       Page 6 of 6 Pages

                                     ANNEX B


                  The following table sets forth the open market purchase transactions with respect to the Shares accomplished through the Nasdaq National Market from the date of the original Statement to the date of this Amendment No. 1, all of which were effected by DiMare.

------------------- ------------------- --------------------
        Purchase          Number of       Price Per Share in
         Date              Shares              Dollars
------------------- ------------------- --------------------
       14-Mar-00            1,909             3.8125
------------------- ------------------- --------------------
       15-Mar-00           29,600             3.7095
------------------- ------------------- --------------------
       16-Mar-00           16,600             3.6250
------------------- ------------------- --------------------
       16-Mar-00            1,100             3.3986
------------------- ------------------- --------------------
       17-Mar-00            1,600             3.6250
------------------- ------------------- --------------------
       20-Mar-00              500             3.6250
------------------- ------------------- --------------------
       21-Mar-00            5,400             3.7500
------------------- ------------------- --------------------
       21-Mar-00              500             3.6250
------------------- ------------------- --------------------
       22-Mar-00           10,000             3.6250
------------------- ------------------- --------------------